UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 9, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Ben van Beurden to be Next Chief Executive Officer of Royal Dutch Shell plc
THE HAGUE, The Netherlands, July 9, 2013/PRNewswire-FirstCall/ --
The Board of Royal Dutch Shell plc (NYSE: RDS.A) (NYSE: RDS.B) today announced that Ben van Beurden will succeed Peter Voser as Chief Executive Officer, effective 1 January 2014.
Peter Voser will leave Shell at the end of March 2014, marking the end of 29 years with the Company.
Van Beurden, 55, has been Downstream Director since January 2013.

"I am delighted to announce Ben van Beurden as the next Chief Executive Officer of Royal Dutch Shell," said Chairman Jorma Ollila. "Ben has deep knowledge of the industry and proven executive experience across a range of Shell businesses.
Ben will continue to drive and further develop the strategic agenda that we have set out, to generate competitive returns for our shareholders."
"Van Beurden's selection came after a comprehensive assessment and review of internal and external candidates led by the Board Nomination and Succession
Committee," Ollila added.
Van Beurden joined the Royal Dutch/Shell Group of Companies in 1983 and has held a number of technical and commercial roles in both the Upstream and Downstream businesses. He has worked in The Netherlands, Africa, Malaysia, USA and, most recently, the UK.
Van Beurden, a Dutch national, graduated with a Master's Degree in Chemical
Engineering from Delft University of Technology, the Netherlands. He is married and has four children.

Note to Editors

Ben van Beurden joined Shell in 1983, after graduating with a Master's Degree in
Chemical Engineering from Delft University of Technology, the Netherlands.
Ben's career in Shell spans both Upstream and Downstream activities. He has held a number of operational and commercial roles, including some 10 years in the LNG business, and a variety of positions in Downstream.
In January 2005, Ben became Vice President, Manufacturing Excellence, based in
Houston, USA. In this role he was responsible for standards in operational excellence and high-performance initiatives in refining and chemicals manufacturing.
In December 2006, he was appointed Executive Vice President, Chemicals, based in
London, UK.
During his tenure in the role, Ben was appointed to the boards of a number of leading industry associations including the International Council of Chemicals
Associations and the European Chemical Industry Council.
In January 2013, Ben was appointed Downstream Director and a member of Shell's
Executive Committee. He also has regional responsibility for Europe and Turkey.
Ben is married to Stacey and has three daughters and a son. He enjoys reading, running and travelling with his family.

Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell Group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
"Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies in which Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies" or
"associates" and companies in which Shell has joint control are referred to as
"jointly controlled entities". In this announcement, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 23 per cent shareholding in Woodside
Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward looking statements concerning the financial condition, results of operations and businesses of Shell and the Shell Group.
All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks", "seek",
"should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional factors that may affect future results are contained in Shell's 20-F for the year ended 31 December 2012
(available at http://www.shell.com/investor and http://www.sec.gov). These factors also should be considered by the reader. Each forward looking statement speaks only as of the date of this announcement, 9 July 2013. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.

    Enquiries:

    Shell Media Relations:
    International            +44-207-934-5550
    Americas                 +1-713-241-4544

    Shell Investor Relations:
    International            +31-70-377-4540
    North America            +1-713-241-1042

Source: Royal Dutch Shell plc

-------------------------------------------------------------------------------------

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 9 July 2013	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary